Exhibit 4.2(f)

“CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.”

RESEARCH SERVICES (SUBCONTRACTING) AGREEMENT

AGREEMENT dated 26th June 2000

BETWEEN

AUTOGEN RESEARCH PTY LIMITED ACN 074 636 847 of 210 Kings Way, South Melbourne, Victoria 3205 (“Autogen Research”)

AND

DEAKIN UNIVERSITY a body corporate and politic established pursuant to the Deakin University Act 1974 of Geelong, Victoria 3217 (“Deakin University”)

RECITALS

A.                                   Autogen Research, IDI and Deakin University are parties to the Research Agreement setting out the terms and conditions for research (Stage 1 research) to be carried out with the participation of the parties.

B.                                     Pursuant to the Research Agreement, Autogen Research has granted to Lipha S.A.:

•                  a licence to carry out further (Stage 2) research in respect of an identified novel gene product arising out of Stage 1 research; and

•                  a licence to use and commercialise the intellectual property emerging from Stage 1 and Stage 2 research.

C.                                     Lipha has requested that Autogen Research carry out specific studies as part of the Stage 2 research into an identified novel gene product.

D.                                    Autogen Research has requested that Deakin University conduct, and Deakin University agrees to conduct, certain of the studies referred to in Recital C as a subcontractor and upon the terms and conditions set out in this Agreement.

AGREEMENT

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions

Unless an express term of this Agreement or the context otherwise requires, the following words and expressions have the meanings indicated in this Agreement (including the Recitals):

“Business Day” means a day on which trading banks are open for general banking business in Melbourne;

“Commencement Date” means the date set out at Item 3 of the Schedule;

“Confidential Information” means information that:

(a)                                  is by its nature confidential;

(b)                                 is designated by Autogen Research as confidential; or

(c)                                  Deakin University knows or ought to know is confidential,

and includes:

(d)                                 information comprised in or relating to the Pre Stage 2 Results and the Stage 2 Results;

(e)                                  information which relates to or affects or may affect the financial position or reputation of Autogen Research or Lipha;

(f)                                    information relating to the internal management of Autogen Research or Lipha or to the personnel, policies and strategies of either of them;

(g)                                 information of Autogen Research or Lipha to which Deakin University has access (other than information referred to in paragraphs (d), (e) and (f)) that has any actual or potential commercial value to Autogen Research or Lipha;

(h)                                 information in the possession of Deakin University relating to clients or suppliers of Autogen Research or Lipha, and like information; and

(i)                                     information of Autogen Research or Lipha disclosed to Deakin University before or after the Commencement Date.

“Contract Services” means those parts of the Stage 2 Research which are to be performed by Deakin University and which are detailed at Item 7 of the Schedule;

“GST” means any goods and services tax which is levied on the value of goods and services supplied;

“IDI” means International Diabetes Institute ACN 007 342 412;

“Lipha” means Lipha S.A., a company incorporated under the laws of France, of 37 rue Saint Romain, 69379 Lyon, CEDEX 08, France;

“Novel Gene Product” means the novel gene product named or described at Item 2 of the Schedule;

“Party” means Autogen Research or Deakin University and “Parties” means both of them;

“Pre-Stage 2 Results” means the patents and patent applications, and the technical, commercial and other information, owned by or licensed to Autogen Research related to the Research Field (other than the Stage 2 Results);

“Research Agreement” means the Research Agreement dated 28 February 1997 between Autogen Research (then called Autogen Pty Ltd), Deakin University and IDI as that agreement has since been renewed and amended;

“Research Field” means the research field named at Item 1 of the Schedule;

“Services Fee” means the fee payable to Deakin University for performance of the Contract Services, being the amount set out at Item 5 of the Schedule;

“Stage 2 Results” means the patents and patent applications, and the technical, commercial and other information relating to or arising out of Stage 2 Research;

“Stage 2 Research” means certain research in respect of the Novel Gene Product which Lipha is undertaking or will undertake, and in respect of which Lipha has appointed Autogen Research to carry out specific studies, and of which the Contract Services are a component;

“Term” means the 12 month period beginning on the Commencement Date.

1.2                               Interpretation

In this Agreement, headings are for ease of reference only and do not affect the meaning of this Agreement, and unless the contrary intention appears:

(a)                        the singular includes the plural and vice versa and words importing a gender include other genders;

(b)                       other grammatical forms of defined words or expressions have corresponding meanings;

(c)                        a reference to a clause, paragraph, schedule or annexure is a reference to a clause or paragraph of, or schedule or annexure to, this Agreement and a reference to this Agreement includes any schedules and annexures;

(d)                       a reference to a Party includes its successors and permitted assigns;

(e)                        words and expressions importing natural persons include partnerships, bodies corporate, associations, governments and governmental and local authorities and agencies; and

(f)                          a reference to dollars and “$” means the lawful currency of Australia.

2.                                      TERM OF AGREEMENT

2.1                                 Subject to any early termination under clause 9, this Agreement will be effective during the Term.

2.2                                 Autogen Research and Deakin University may at any time extend the Tein-1 for any further period or periods by agreeing upon the Contract Services to be provided by Deakin University during such extended term and the Services Fee payable by Autogen Research during the extended term.

3.                                      PROVISION OF CONTRACT SERVICES BY DEAKIN UNIVERSITY

3.1                                 During the Term Deakin University will provide the Contract Services to or at the direction of Autogen Research.

3.2                                 Deakin University will provide the services of a suitably qualified and experienced person or persons to supervise and direct the scientific staff engaged in the conduct of the Contract Services.

3.3                                 The Contract Services will be carried out at the School of Nutrition and Public Health, Deakin University, Pigdons Road, Geelong, Victoria, or at such other place as Deakin University may nominate, and Autogen Research may agree, from time to time.

3.4                                 Deakin University shall employ or engage on contract such scientific staff as are necessary to provide the Contract Services.

3.5                                 Deakin University may subcontract the Contract Services only with the prior written consent of Autogen Research, such consent to be given or withheld at Autogen Research’s absolute discretion and subject to such conditions as Autogen Research thinks fit.

3.6                                 Deakin University shall at all times use its best endeavours to ensure that completion of each part of the Contract Services is achieved generally in a timely and efficient manner and particularly in accordance with any timetable or “milestone” dates specified at Item 7 of the Schedule.

3.7                                 Deakin University shall at all times indemnify, hold harmless and defend Autogen Research and its officers, employees and agents (in this clause 3.7 referred to as the “Indemnified Parties”) from and against any loss (including reasonable legal costs and expenses) or liability reasonably incurred or suffered by any of the Indemnified Parties arising from any suit, action or proceeding by any person against any of the Indemnified Parties where such loss or liability was caused by any wilful, unlawful or negligent act or omission of Deakin University, its employees, agents or sub-contractors in connection with this Agreement.

3.8                                 Deakin University covenants and undertakes that the Contract Services, including any tests and trials carried out as part of the Contract Services, will at all times be conducted to the highest possible professional standards and in accordance with all applicable rules, regulations and conditions and in particular will procure that no actions, suits or proceedings will be made against Autogen Research in respect of or in connection with the conduct of the Contract Services.

3.9                                 Deakin University shall be responsible for obtaining necessary regulatory approval (if any) by any and all government agencies for conducting the Contract Services in Australia. Deakin University shall deliver copies of all such approvals (if any) to Autogen Research within 7 days of receipt of such approvals by Deakin University.

4.                                      REPORTING BY DEAKIN UNIVERSITY

4.1                                 Deakin University will prepare and submit a report to Autogen Research every 3 months during the Term which sets out in reasonable and informative detail:

(a)                        the progress of the Contract Services during the period to which the report relates, and whether all milestones which ought to have been reached during that period have been reached and best professional standards maintained;

(b)                       any material advances or developments;

(c)                        any material delays or unforeseen problems in the conduct of the Contract Services;

(d)                       any recommendations on changes to the Contract Services; and

(e)                        any other relevant information relating to or affecting the Contract Services.

4.2                                 Reports required under clause 4.1 will be provided by Deakin University to Autogen Research on the same dates and in relation to the same periods as the reports to be provided under clause 5.3 of the Research Agreement, unless Autogen Research nominates otherwise in writing to Deakin University.

4.3                                 In addition to the reports under clause 4.1, Deakin University will immediately advise Autogen Research in writing of any material advancements or developments which arise out of the performance of the Contract Services.

5.                                      PAYMENT

5.1                                 Services Fee

(a)                        Autogen Research will pay to Deakin University the Services Fee in such instalments and at such times as are specified at Item 6 of the Schedule..

(b)                       Deakin University will invoice Autogen Research for each instalment of the Services Fee which is payable under paragraph (a) not less than 30 days before the due date for such payment.

5.2                                 Goods and Services Tax

(a)                        If at any time during the Term there is any new GST introduced in Australia, or if there is any change to any GST then in force or the method of its imposition, then representatives of the Deakin University and Autogen Research will meet to renegotiate the prices applying to provision of the Contract Services.

(b)                       The tem-is of this Agreement (including, but not limited to, the Services Fee) will continue to apply until the renegotiation is completed and the Parties agree in writing to any amendment of those terms.

(c)                        In any renegotiation of the Services Fee which occurs pursuant to paragraph (a), the Parties will apply the following objectives:

(i)                                     Deakin University should recover from Autogen Research amounts equal to any liability to remit GST incurred by Deakin University because of the provision of the Contract Services to Autogen Research; and

(ii)                                  Autogen Research should recover from Deakin University amounts equal to any reduction in the cost to Deakin University of providing the Contract Services to Autogen Research where such reduction is a result of the GST or of the associated abolition or change in rate or method of imposition of any other tax, excise, duty or impost.

(d)                       If within 30 Business Days of the first meeting of representatives under paragraph (a) Autogen Research and Deakin University have not been able to agree on the Services Fee which will apply to the provision of the Contract Services, then either Party may, by giving notice of not less than 30 Business Days to the other, terminate this Agreement.

6.                                      [NOT USED]

7.                                      CONFIDENTIALITY

7.1                                 All information relating to the Contract Services which is supplied by or on behalf of Autogen Research or which relates to or arises from the Contract Services shall be treated by Deakin University as confidential and shall be used solely during the Term and in accordance with this Agreement to enable Deakin University to carry out its obligations under this Agreement.

7.2                                 Prior to disclosing any of the Confidential Information to any of its employees, related entities, consultants or sub-contractors, Deakin University will ensure that the person in question executes a deed, in form and substance acceptable to Autogen Research, undertaking to keep secret and confidential the Confidential Information and acknowledging the interest of Autogen Research therein.

7.3                                 Deakin University hereby undertakes that, except for such disclosure as is prudent and reasonably necessary for the purposes of this Agreement, no part of the Confidential Information given to it pursuant to this Agreement will be disclosed to anyone who is not an employee or subcontractor (as approved by Autogen Research under clause 3.5) of Deakin University except with Autogen Research’s prior written approval, which if given shall be on the basis that the recipient of any part of the Confidential Information shall first be bound to Deakin University and Autogen Research by contract to maintain the same in confidence. Without prejudice to the foregoing, Deakin University shall use its best endeavours to prevent the Confidential Information from passing into the public domain.

7.4                                 Nothing stated herein shall be construed as restricting or creating any liability for the disclosure or communication of Confidential Information which:

(a)                        is now or becomes publicly known through no wrongful act of Deakin University;

(b)                       is received from a third party without restriction and without breach of this Agreement;

(c)                        is now or comes to be contained in any published patent or published or otherwise generally known to the trade through no wrongful act of Deakin University; or

(d)                       is disclosed pursuant to governmental, legislative or judicial requirement, including disclosure by Autogen Limited ACN 000 248 304 (the parent company of Autogen Research) pursuant to its obligations under the Corporations Law or the Stock Exchange listing rules.

7.5                                 The obligations set out in this clause 7 shall remain in full force and effect, and shall continue to bind each Party, notwithstanding that this Agreement may have been terminated for any reason.

8.                                      OWNERSHIP AND USE OF INTELLECTUAL AND INDUSTRIAL PROPERTY

8.1                                 Deakin University acknowledges that:

(a)                        in relation to the Pre-Stage 2 Results:

(i)                                     Autogen Research is the owner or the exclusive licensee of the Pre-Stage 2 Results and has granted to Lipha (among other rights) a licence of the Pre-Stage 2 Results for research purposes, such licence being exclusive in the Research Field; and

(ii)                                  Lipha has granted to Autogen Research a non-exclusive royalty free right to use the Pre-Stage 2 Results for the purpose of performing the Stage 2 Research; and

(b)                       in relation to the Stage 2 Results - the Stage 2 Results will belong solely to Lipha, and Lipha has granted to Autogen Research (among other rights) a licence to use the Stage 2 Results for the purpose of performing the Stage 2 Research.

8.2                                 Autogen Research grants to Deakin University a non-exclusive royalty free light to use:

(a)                                  the Pre-Stage 2 Results; and

(b)                                 the Stage 2 Results,

for the sole purpose of providing the Contract Services and otherwise carrying out Deakin University’s obligations under this Agreement.

8.3                                 Deakin University may grant a sublicence of the rights referred to in clause 8.2 to any subcontractor approved by Autogen Research in accordance with clause 3.5.

9.                                      INDEMNITIES AND INSURANCE

9.1                                 Autogen Research will indemnify, defend and save harmless Deakin University, its council, officers and employees from and against all liabilities, damages, losses, penalties, demands, suits, costs, expenses (including reasonable lawyers’ fees) and proceedings of any nature or claims by any person arising out of or in connection with this Agreement, but only to the extent to which the same is caused by or contributed to by the negligent or intentional act or omission of Autogen Research or its directors, officers, employees or agents.

9.2                                 Deakin University will indemnify, defend and save harmless Autogen Research, its directors, officers and employees from and against all liabilities, damages, losses, penalties, demands, suits, costs, expenses (including reasonable lawyers’ fees) and proceedings of any nature or claims by any person arising out of or in connection with this Agreement, but only to the extent to which the same is caused by or contributed to by the negligent or intentional act or omission of Deakin University or its directors, officers, employees or agents.

9.3                                 At all times during the Term each Party must, at their own expense, establish and keep current, and Deakin University must ensure that any person to whom the Contract Services are subcontracted pursuant to clause 3.5 establishes and keeps current, the insurance policies of standard form, and subject to exclusions and sub-limits appropriate for this Agreement, and otherwise as specified in clauses 9.4 and 9.5.

9.4                                 The policies of insurance required under clause 9.3 are as follows:

(a)                        public liability insurance with a limit of liability of not less than $20 million for any one occurrence;

(b)                       product liability insurance with a limit of liability of not less than $20 million for any one occurrence and in the annual aggregate;

(c)                        workers’ compensation insurance in accordance with the laws in force in Victoria; and

(d)                       professional indemnity insurance with a limit of liability of not less than $15 million for any one claim made. Professional Indemnity cover is to be maintained throughout the term and until 7 years after the end of the term.

9.5                                 Each policy of insurance referred to in this clause 9 must:

(a)                        be made available for inspection by each Party at any time during the Term upon the reasonable request of the other Party, together with certificates evidencing those policies, the payment of premiums and other reasonable documentation which confirms that the policies are valid, current and meet the requirements of this Agreement;

(b)                       name Lipha, Autogen Research and their employees, contractors and agents as coinsured persons so that the policy will respond as if there is a separate contract of insurance between each co-insured person and the insurer;

(c)                        include a clause enabling one insured person to claim against the insurer where another insured person would have been entitled to claim against the insurer but is precluded from doing so for any reason including, but not limited to, a breach of the policy by that other insured person; and

(d)                       include a cross-liability clause enabling one insured person to claim against the insurer even if the person making the claim against that insured person is also insured under the policy.

9.6                                 If a Party (“Defaulting Party”) fails to effect or to keep in force any of the insurances which it is required by this Agreement to effect and maintain, the other Party (“Other Party”) may, but shall not be obliged to:

(a)                        effect and keep in force any such insurance and pay such premiums and other moneys as may be necessary for that purpose and may recover as a debt due from the Defaulting Party on demand the amount so paid plus an administration charge of 10%; or

(b)                       refuse to perform its obligations under this Agreement until the insurance policies and a receipt for the payment of premiums are made available by the Defaulting Party for inspection.

Notwithstanding that the Other Party may effect such insurances, the Defaulting Party will be deemed to have indemnified the Other Party against all claims, demands, proceedings, costs, charges and expenses which may arise as a result of the Defaulting Party’s failure to so insure.

10.                               TERMINATION

10.1                           The occurrence of any of the following events with respect to Autogen Research or Deakin University constitutes a material default (“Material Default”) in respect of that Party:

(a)                        failure by the Party to make when due any payment under this Agreement if that failure is not cured within 20 Business Days after notice of that failure is given to the Party by the other Party;

(b)                       failure by the Party to comply with any obligation (other than an obligation to pay) under this Agreement if that failure is not remedied or its effect mitigated to the reasonable satisfaction of the other Party within 20 Business Days after notice of that failure is given to the Party by the other Party, unless the Party has commenced to remedy the failure during that period of 20 Business Days and continues to use its best efforts in that regard to the reasonable satisfaction of the other Party;

(c)                        the Party:

(i)                                     becomes insolvent or is unable to pay its debts when they fall due;

(ii)                                  is dissolved, wound up, placed under official management, liquidated or other administration or arrangement is made or passed;

(iii)                               seeks or becomes subject to the appointment of a receiver, receiver and manager, liquidator, provisional liquidator, trustee, administrator, custodian or similar person (“Appointee”), unless the Appointee is removed within 5 Business Days or is appointed to assets of the Party which do not comprise a substantial part of its assets as a whole; or

(iv)                              makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)                       the Party or any validly appointed Appointee disaffirms or repudiates this Agreement.

10.2                           If a Material Default with respect to a Party (“Defaulting Party”) has occurred and is continuing, then the other Party may give a notice to the Defaulting Party:

(a)                        specifying the relevant Material Default; and

(b)                       designating a. day not less than 10 Business Days from the date the notice is given as the termination date.

10.3                           If a notice is given pursuant to clause 10.2 then this Agreement will terminate on the date designated in accordance with clause 10.2(b) if the Material Default is not remedied or the Defaulting Party has not commenced to remedy the Material Default and continues to use its best efforts to do so to the reasonable satisfaction of the other Party.

11.                               INCORPORATION OF FURTHER TERMS BY REFERENCE

Clauses 8.4, 9 (except for clause 9.5), 11 (except for clause 11.4), 12, 13 and 14 of the Research Agreement are incorporated into and read together with this Agreement as if they were duplicated herein, save that:

(a)                        each reference therein to “Autogen” is deleted and replaced with a reference to “Autogen Research”;

(b)                       each reference therein to “the Project” is deleted and replaced with a reference to “the Contract Services”; and

(c)                        in clause 14.1(b)(ii), the number for facsimile transmission of a notice to Autogen Research is deleted and replaced with “9234 1255”.

12.                               ASSIGNMENT

This Agreement is personal to the Parties and neither Party may transfer, assign, subcontract or encumber, in whole or in part, its interest in this Agreement without the prior mitten consent of the other, which consent may be given or withheld in the absolute discretion of the other Party, and upon such conditions as the other Party may think fit.

13.                               GENERAL

13.1                           Entire Agreement

Subject to any applicable provisions of the Research Agreement, this Agreement constitutes the entire agreement of the Parties in relation to the Contract Services and all prior representations, communications and agreements in relation to the subject matter of this Agreement are merged in or suspended by this Agreement.

13.2                           Amendment

This Agreement may only be amended or supplemented in writing signed by the Parties.

13.3                           Survival of indemnities and other provisions

Each indemnity in this Agreement and each provision which is expressed to survive termination of this Agreement is a continuing obligation which survives termination of this Agreement.

13.4                           Counterparts

This Agreement, and any amendment in respect of it, may be executed and delivered in counterparts, including by facsimile transmission.

13.5                           Nature of Agreement

This Agreement does not create any relationship of agency, partnership, employment, joint venture or legal representation between the Parties. Autogen Research and Deakin University acknowledge that they are independent contracting parties and do not have any authority or power for or on behalf of each other to enter into any contract, incur debt, accept money, assume obligations or make any warranties or representations.

EXECUTED as an Agreement
THE COMMON SEAL of	)
AUTOGEN RESEARCH PTY	)
LIMITED ACN 074 636 847 was	)
hereunto affixed in accordance with	)
its Constitution in the presence of:	)

Secretary		Director

THE COMMON SEAL of	)
DEAKIN UNIVERSITY was	)
hereunto affixed on the 26th day of June	)
by direction of theVice-Chancellor	)
in the presence of.	)

Vice-Chancellor		Vice-President (Administration)

SCHEDULE

ITEM 1 - The Research Field:	Obesity

ITEM 2 - The Novel Gene Product:	Beacon

ITEM 3 - The Commencement Date:	TERM 1	1 April 1999

	TERM 2:	1 April 2000

ITEM 4 - NOT USED

ITEM 5 - The Research Services Fee:	TERM 1	$[*]

	TERM 2:	$[*]

ITEM 6 - Payment of Research Services Fee:

by 4 equal quarterly instalments in advance, the first instalment being due and payable on the Commencement Date in respect of each Term and subsequent instalments being due and payable 3 months, 6 months and 9 months after the Commencement Date in respect of each Term

ITEM 7 - The Contract Services:	Refer to the following 23 pages

Stage 2       1999-2002

OBESITY GENES RESEARCH PLAN

Metabolic Research Unit

DEAKIN UNIVERSITY

Research Head:

Professor Greg R. Collier

OBESITY GENES RESEARCH PLAN

The current Stage I obesity research plan is aimed at the discovery of new genes involved in the development of obesity. From this program it is anticipated that 3 key genes will proceed to Stage II research over the next 3 years, the first to begin Stage II will be beacon.

Stage II research will involve research at Deakin University as well as Lipha. Stage II includes determining an appropriate cell model and animal model for screening beacon antagonists, high throughput screening, clinical development and clinical trials.

It is anticipated that initial studies that include localization of site of cell/tissue action and development of the animal model and the in vitro cell system for screening will be conducted at Deakin University.

These beacon Stage II studies with Deakin are anticipated to be completed in 18 Illol7ths. However, gene 2 and gene 3 studies will begin in April 2000 and April 2001, respectively. The budget proposed will be an annual budget for 3 years and will cover the studies for all of the 3 genes proposed. We will select genes closely related to beacon or expressed in hypothalamus so that existing technology will be utilised for all 3 genes.

It is anticipated that Lipha will he responsible for all high throughput screening, clinical development and clinical trials. Deakin will provide Lipha with results for beacon after 18 months and the next 2 genes at 18 month intervals for future studies.

BEACON STAGE 11 RESEARCH PLAN

April 1999	April 2000	October 2000	October 2001	July 2002

In vivo studies – Deakin	Lipha Studies

A	Miniaturization of cellular test
B
C	High throughput screening

Confirmed hits
If successful at. this point, we will have an animal model suitable for screening antagonist and potentially an
obesity diagnostic test~	In vivo studies.
In vitro studies - Deakin .	In vitro studies

D
E
F	Leads	lead compound
G

if successful at this stage we will have a cell system available for in vitro testing of either beacon promoter, partner or receptor antagonist

COMPLETE STAGE II DEAKIN - 3 YEAR OBESITY PLAN

Apri1 1999	April 2000	April 2001	April 2002

Beacon gene

In vivo studies

In vitro studies

New obesity gene A

It is important to. note that the introduction of new genes into Stage II will complement the technology already established with beacon. This will mean that obesity genes isolated in the hypothalamus .(and possibly related to beacon) will be given priority.. This will ensure the annual budget for Stage 11 will be the same over the 3 years.

In vivo studies

In vitro-studies

New obesity gene B
In vivo studies

In vitro-studies

BEACON RESEARCH PLAN 1999 - 2000

Aims:

Animal Studies

A.                To find a suitable animal model to screen beacon antagonists.

B.                  To find tissue sites of beacon action and to find intracellular- localization/action.

C.                  To establish whether beacon is a circulating protein.

Molecular and Cellular Studies

D.                 To find the beacon receptor from existing cDNA libraries.

E.                   To identify beacon receptors in tissue culture cell lines.

F.                   To identify a beacon ‘partner’ rather than a receptor.

G.                  To find the beacon promoter sequence and construct a cell system for regulating promoter activity.

STAGE II - ANIMAL STUDIES — DEAKIN

A. Beacon action in other animal models.

Aim: To find a suitable animal model to screen beacon. ISR model not suitable for large screening studies due to difficulty in animal supply handling. It will also give more information on beacon in other animal models.          .         .

(a)

Check beacon hypothalamus-gene expression in, many animal models and also sequence beacon gene (ob/ob, db/db, NZO, ZDF, SHR, Sprague-Dawley). Priority will be given to animal models commonly available.

(b)	Sprague-Dawley rats	ICV/IP/IV	NO EFFECT	Go to other animal models, see

		EFFECT		NO EFFECT

IDENTIFIED SUITABLE ANIMAL MODEL FOR SCREENING POTENTIAL BEACON ANTAGONISTS (it is anticipated that the Sprague-Dawley and screening animal model studies will take 3 months and 12 months, respectively)

B.                                    Beacon localization/sites of action.

Aim: to find tissue sites of beacon action and to find intracellular localization/action

(a) Israeli Sand rats (A and C animals)	I125-beacon	localization (in vivo and in vitro)/tissue uptake

* IF NO HYPOTHALAMUS UPTAKE*	DECISION	ACTIVITY OF I125 BEACON?

C. Western blots for quantitation of protein levels

Human protein medleys (Clontech)	ISR tissues (compare to mRNA)

* WILL PROVIDE INFORMATION 0N TISSUES IN WHICH TO STUDY BEACON ACTION *

(c) Israeli Sand rats (A and C animals)

Immunohistochemistry	In situ hybridization

*USED AS A QUICK SCAN TO IDENTIFY TISSUES OF INTEREST? *

C.                                    Is beacon a circulating protein?

Aim: to establish whether beacon is circulating or not

(a)               In vitro cell production — test both media and cell lysates by Western

(b)              Sera from humans and animals — test by Western and establish ELISA

Yes, beacon is circulating	No, beacon is not circulating

Continue with receptor search!	Should we continue with beacon receptor work?

STAGE II — MOLECULAR AND CELLULAR STUDIES — DEAKIN

D.                                    Identification of beacon receptor

Aim: These studies are based on the assumption that beacon is a circulating protein and binds to its own receptor. The aim is to find and clone the beacon receptor from cDNA libraries by expression cloning.

(a)                                  Receptor panning and sib selection

NO EXPRESSION	human brain cDNA library

	ISR hypothalamus cDNA library	RECEPTOR EXPRESSION

Wrong tissue?

		Check receptor expression in cell lines	Transfect receptor into CHO cells
Screen

CELL MODEL AVAILABLE FOR SCREENING BEACON RECEPTOR ANTAGONISTS

E.                                      Cell culture

Aim: to identify and clone beacon receptor in cell lines and to also study signal transduction mechanisms

 (a)                               Cell lines include 3T3, GT1-7, HepG2, primary cultures from ISR

Effect of modulation of beacon expression in cell lines (page 11)

Treat cells with beacon ± NPY, beacon ± leptin		NO EFFECT

OBSERVED EFFECT

Macro/microarrays

Receptor cloning from cDNA	Select 3-5 genes (if GT-1-7 cells, test for GnRH)
expression library of cell line
Real-time PCR

Signal transduction studies
(Ca2+, cAMP, kinases, phosphatase)	YES	Time course experiments	NO	2 hybrid system
(page 12) and
beacon promoter (page 13)
STOP STUDIES LISTED UNDER D., F. AND G

IF NO EFFECT IN CELL LINES WITH BEACON TREATMENT

Overexpression of beacon in cells by transfection (BacMan, adenovirus)		Neutralisation of antisense treatment

Find leptin sensitive cell line

Immunoneutralisation of beacon

Back to macro/microarrays (section E, page 10)

Select 3-5 genes

	Time course experiments	NO EFFECT	Beacon
promoter (page 13)
EFFECT

SECONDARY CELL SYSTEM FOR SCREENING ANTAGONISTS OF BEACON PARTNERS AND MODULATORS OF THE BEACON PROMOTER

F.                                      2 hybrid system

Aim: if beacon is not secreted to look for beacon “partner rather than receptor

Yeast two-hybrid system

If partner is unknown	Identify beacon partner

Beacon promoter? (page 13)	Transfect into CHO cells	If the partner is a known protein implicated in signal transduction pathways
Screen

In vitro tests
CELL SYSTEM FOR SCREENING ANTAGONISTS OF BEACON PARTNERS

G.	Beacon promoter

Aim: to identify and clone the beacon promoter and construct a cell line model for screening/regulating promoter

(a)	Promoter cloning and sequencing	sequence analysis

promoter activity

(b)	Reporter gene assay

(c)	Transfect different cell lines	CELL MODEL FOR SCREENING THE REGULATION OF BEACON PROMOTER

From page 10

EFFECT

Receptor cloning

Signal Transduction studies

CELL SYSTEM AVAILABLE FOR SCREENING

ANTAGONISTS OF BEACON RECEPTOR

In Vivo Studies

1.                          Tissue distribution of 1251-beacon.

In these studies, lean and obese Israeli Sand rats will be used. It is anticipated that 125I- labelled beacon will be injected intracerebroventricularly, intravenously and intra peritoneally.

These studies will provide information on uptake and clearance of beacon protein. It is anticipated that these studies will be repeated when the full-length recombinant beacon protein becomes available.

Beacon tissue distribution and plasma clearance (method modified from Hill et al. (1997)

125I-beacon (Sx106c.p.ln) with a specific radioactivity of 160µCi/µg, (prepared by the iodogen method) will be injected intracerebroventricularly, intravenously and intra peritoneally into lean and obese Israeli Sand Rats. The jugular vein of each rat will be canulated and blood samples (200µ1) will be collected at regular intervals between t=0min to t=180min. The heparinised blood samples will then be centrifuged and plasma stored at -20°C.

At the end of the experiment rats will be killed by cervical dislocation and the following tissues collected, weighed and frozen in liquid nitrogen: brain, hypothalamus, spleen, liver, pancreas, kidneys, heart, lungs, reproductive organs, mesentery, small intestines, fat (perirenal, epididymal, sub scapular), and muscle (gastrocnemius, soleus, plantaris). Tissues will then be stored at -20°C. Urine will be obtained from the bladder and stored at -20°C.

Total and trichloroaceteic acid (TCA)-precipitable material, which is representative of undegraded beacon, will be measured in all samples. Duplicate portions (25 µ1) of the plasma (from each time interval) and urine samples will be mixed with 475 µ1 ice-cold 10% trichloroacetic acid (TCA), incubated for 2 h at 0°C and centrifuged. The radioactivity in both the TCA-soluble and TCA-insoluble fractions will be measured. The frozen tissue samples will be homogenised in 10% (w/v) TCA, kept on ice for 1h to precipitate proteins, centrifuged (3000g, 20min, 4°C) and total precipitable radioactivity counted.

Beacon: localisation in the brain

In vivo autoradiography:

Two, 10 or 30min after ICV injection of 125I-beacon (5x106c.p.m) lean and obese rats will be decapitated and the brains removed. The intact brains will be immediately frozen in liquid nitrogen and then stored for 24 h at -70°C. Frozen brains will then be warmed to -15°C, coronally s1iced at 20µm and mounted on gelatin coated slides.

The mounted sections will be desiccated for 24 11 at 4°C. Upon warming to room temperature the slides will be put on Hyper film 3H for 5 days. The film will then be developed with D-19 developer.

Relative optical densities of the autoradiographic images will be measured with an MCID image analysis system and the mean diffusion distances of 125I -beacon determined.

In vitro autoradiography:

Frozen coronal plane sections of brain at the hypothalamus level are thaw-mounted onto glass slides. Sections are incubated for 90 min at 40C with O.5nM I-125 labeled protein in incubation medium containing 50mM Tris-HC1, 0.2% BSA, O.1mM phenylmethylsulfonyl fluoride, and 0.1 mM phenatroline at pH 7.5. Non specific binding was determined by incubation of adjacent sections in the presence of O.5uM unlabeled protein added to the labeled protein in the incubation medium. After two 5 min washes with cold incubation medium and one rinse in distilled water, the sections were exposed together with I-125  labeled plastic standards (Amersham) to Hyperfilm (Amersham) for 2 weeks.

2.                           Is beacon a circulating protein?

For these studies, it is essential that a specific beacon antibody is available. Currently the antibody is being produced in a collaborative contract with Groupe Lipha.

Blood samples from lean and obese Israeli Sand rats will be collected in the fed state and following a 24-hour fast. These blood samples will be screened for binding to beacon antibody.

It is anticipated that these studies will take two months.

In Vitro Studies

1.                           Cellular localization of beacon

Tissues including hypothalamus, liver, muscle, adipose tissue and pancreas from lean and obese animals will be collected for these studies.

In situ hybridization:

Beacon is cloned into the Bluescript plasmid that allows for the generation of both riboprobes (antisense and sense). For generation of sense and antisense 35S-labeled riboprobes, the plasmids are linearized and then subjected to in vitro transcription with T7 or T3 polymerase according to the manufacturer’s instructions (Stratagene).

Tissue cryostat sections are mounted onto poly(L-lysine)-coated slides and stored at - 70°C in dessicated boxes. After fixation in 4% paraformaldehyde in 0.1M phosphate buffer, and acetylation in 0.1M triethanolamine/0.25% acetic anhydride for 10 min, hybridization is performed.  35S -labeled riboprobes are used at concentrations of 1.5 - 2x107 cpm/m1. Riboprobes are added to a hybridization solution of 50% formamide, 10mM TrisHCI (pH 8), 0.05% transfer RNA, 10mM dithiothreitol, 10% dextran sulfate, 0.3M NaCI, 1mM EDTA (pH 8) and 1 x Denhardt’s solution. Hybridization solution and a glass coverslip are applied to each slide and slides are incubated o/n at 55-60°C. After hybridization, coverslips are removed and the sections treated with RNase A, desalted, with a final high stringency wash in 0.1x standard saline citrate at 6O°C.

Finally, the sections are dehydrated before being exposed to film autoradiography or coated with LM-1 autoradiographic emulsion (Amersham).

Immunohistochemistry:

The beacon antiserum is a rabbit anti-beacon antiserum that binds to the epitope that corresponds to beacon amino acids 1-33. Sections are prepared as for in situ hybridization. Non-specific binding is blocked by incubating the sections in normal serum. Tissue sections are incubated overnight at 4°C with primary antiserum directed against beacon (1-33). Sections are washed with                                                PBS buffer and then incubated with a biotinylated secondary antibody followed by an avidin:biotinylated peroxidase complex (ABC) according to manufacturer’s instructions (Vectastain Elite ABC kit, Vector Laboratories). The tissue antigen is localized by incubation with a substrate for the enzyme. Colored end product is visualised with Sigma Fast DAB peroxidase substrate kit. Sections are counterstained with either neutral red or toluidine blue. Specificity of the immunoreaction is confirmed by (i) omission of the primary antibody and (ii) pre-absorption of the beacon antibody with synthetic beacon (1-33).

2.                           Signal transduction pathways and beacon action

In these studies, both in vitro and in vivo experiments will be performed.

In vitro experiments

RNA will be extracted from beacon-treated 3T3 cells in vitro and then a number of commercially available microarrays will be used to determine the effect of beacon treatment on gene expression.

Cells will be exposed to beacon via two methods:

(i)                                                 addition of beacon to culture medium

(ii)                                              intracellular introduction -liposome transfection/cell permeability/microinjection.

From a single experiment it is possible to get quantitative gene expression data for up to 10,000 gene sequences.

In vivo experiments

Tissues will be collected from lean and obese Israeli Sand rats as well as animals treated intracerebroventricularly with various beacon doses.

Initially, RNA will be extracted from the hypothalamus of 4-6 Israeli Sand rats in each of the groups described above. These RNA samples will be pooled and then hybridized to Clontech neurotransmitter specific microarrays.

These experiments will identify neurotransmitters and known signal transduration genes that are up- or down-regulated following beacon treatment. Following identification of key genes, ‘real-time’ PCR will be used to accurately quantitate gene expression after beacon treatment.

These studies will identify signal transduction pathways involved in beacon action. It is anticipated that the studies will be completed in six months.

3.                           Beacon binding to know receptors

These studies are being coordinated by Groupe Lipha. under supervision of Dr Guy Augert. Studies examining whether beacon binds to approximately 20 known receptors involved in energy balance have been contracted to an independent research company.

4.                           Identification of beacon receptors

These experiments will be aimed at discovery and localization of beacon receptors. As preliminary experiments examining beacon treatment in Israeli Sand rats produced significant physiological effects, we anticipate beacon is acting via a specific cellular receptor.

In addition, cDNA expression libraries will be prepared from Israeli Sand rat tissue samples in three months for approximately $15,000.

In an attempt to identify the beacon receptor, we will utilize three approaches:

(i) Surface Receptor Panning (method modified from Guo-Xi et al. (1992))

These studies will require a. beacon antibody and beacon fusion protein. cDNA expression libraries transfected into target cells will be screened for the production of cell surface expressed proteins capable of binding to immobilized. Beacon will either be immobilized or tagged with a reporter gene to aid detection of the interaction.

Immobilization of Anti-beacon

Petri dishes (60 mm diameter) will be coated with anti-beacon (301.µg per dish in 3 ml of 50 mM Tris-HCI buffer, pH 9.5) for 2 h then washed three times with 0.15 M NaCI. Phosphate buffered saline (3 ml PBS containing 0.1 % bovine serum albumin (BSA)) will be added and the dishes incubated at 4°C overnight.

Transfection and Panning

cDNA from the commercially produced cDNA expression library will be transfected into COS cells. Exponentially grown cells will be plated (5x105 per 10 cm dish) in Dulbecco’s modified Eagles medium (DMEM) with 10% fetal calf serum (FCS). After 24 h in a 37°C (5% C02/95% air) incubator cells will be washed twice with Iscove’s modified Dulbecco’s medium (IMDM) which contains L-glutamine and 25mM Hepes (pH 7.4.). Plasmid DNA (10µg), DEAE-dextran and chloroquine (1001µM) will be mixed in 4 ml of IMDM, added to the dish and returned to the incubator for 5 h. The cells will be washed with IMDM and then with DMEM containing 5% FCS. The cells will be cultured in 10 ml DMEM with 10%  FCS for 3 days in the incubator for maximal expression. Transfected cells will be detached with PBS containing 0.5 mM EDTA and .0.02% NaN3. After washing the cells twice with Krebs-Hepes buffer (KHB) cells will he suspended in 1 ml KHB containing 0.5 M EDTA, 0.1% BSA and beacon and incubated 1.5 h at room temperature and then 30 min on ice. After three washes to remove free beacon, cells will be resuspended in 1 ml PBS containing 0.5 mM EDTA and 0.1 % BSA and plated on antibody coated dishes. After 2 hours at room temperature, the dishes will be washed gently three times with 3 ml PBS. Then cells remaining on the dishes will be lysed and plasmid DNA recovered by the HIRT method and amplified in E.coli. The resulting transformants will be reintroduced into COS cells by electroporation. The expression-panning-rescue cycle will be repeated twice after which individual E.coli colonies will be picked and plasmid DNA prepared by alkaline lysis miniprep procedure.

Beacon Binding Assay

Transfected cells will be incubated in KHB (106 cells per m1) containing 125I-beacon and varying concentrations of unlabelled beacon in a total volume of 1 ml for 45 min at room temperature. Incubations were terminated by the oil floatation method and specific binding of radiolabelled beacon to the COS cells measured using a gamma counter.

Sequence Analysis

Cloned cDNA will be sequenced using the ABI Prism Big Dye Terminator Cycle Sequencing Ready Reaction Kit (PE Applied Biosystems).

(ii)                              Yeast Two-hybrid’ System
(using the ProQuest Two-Hybrid System available from Life Technologies)

•                  Clone the beacon gene in frame with the GAL4 sequence which encodes the DNA binding domain in the vector pDBLeu.

•                  Construct a cDNA expression library in the GAL4 activation domain of the yeast vector pPC86. Life Technologies have a range available including; human (brain and foetal brain), mouse (embryo 8.5 or 10 days, liver, brain and lymph node), C.elegans, HeLa cell and rat (liver and brain). A custom library (Pssamomys obesus) can be created for this system by Life Technologies within 8-12 weeks.

•                  Transform the yeast strain MaV203 with the pDBLeu-beacon plasmid construct.

•                  Test for self activation of the pDBLeu-beacon fusion protein and determine the concentration of 3-Amino-1,2,4-Triazole (3AT) required to titrate basal HIS3 expression levels. HIS3 encodes imidazole glycerol phosphate deydratase, an enzyme involved in histidine biosynthesis. This enzyme can be specifically inhibited in a dose-dependent manner by 3AT. To maximise sensitivity of the HIS3 reporter gene, strain MaV203 expresses a basal level of HIS3. By determining the threshold of resistance to 3AT and including that concentration of 3AT in plates lacking histidine, even slight increases in HIS3 reporter call be detected, enhancing the likelihood of detecting even weak protein:protein interactions.

•                  Transform MaV203 cells containing the pDBLeu-beacon construct with pC86 library using antibiotic resistance (ampicillin and kanamycin) to select for cells that contain both plasmids and induce the HIS3 reporter gene.

•                  Purify cells containing candidate interacting proteins then patch isolated colonies onto a masterplate

•                  Replica plate from the master plate onto selective plates to determine whether the three reporter genes are induced.

•                  For cells inducing the reporter genes confirm that DB-beacon and AD-fusion protein (from the cDNA library) interact when AD-fusion protein is retested with fresh DB-beacon plasmid by either a retransformation assay or a version of plasmid shuffling.

•                  Protein:protein interactions detected need to then be confirmed by biological assays such as DNA sequencing of the cDNA clone to determine if the interacting protein has been previously identified. This fusion protein can also be expressed in E.coli and coprecipitation experiments using antibodies raised against beacon or monoclonal antibodies raised against the GAL4-AD domains (protein tags derived from the expression vectors). Other methods independent of the ProQuest system will also be required to determine if these proteins truly interact these would include surface receptor panning and fusion protein fishing.

(iii)Fusion Protein Fishing

Fusion protein fishing:

A full length beacon sequence will be cloned into the bacterial expression plasmid pGEX (Pharmacia Biotech). pGEX vectors allow for inducible, high level intracellular expression of genes as fusions with Schistoma japonicum glutathione S-transferase (GST). Induced bacterial cultures expressing pGEX-beacon will be lysed by sonication in 50mM Tris-HCl (pH 7.4) containing 1% Triton X-100, 1% Tween 20, 2mM EDTA, 0.2mM phenylmethylsulfonyl fluoride, and l0µg/ml aprotinin. Affinity resins for the isolation of beacon binding proteins are prepared by immobilizing GST-beacon onto glutathione-Sepharose 4B beads (Pharmacia). Similar resins can be prepared using GST alone to act as a control for the specificity of interaction. Affinity resins are incubated in the presence of brain lysates (or other tissue lysates of interest) and after extensive washing, proteins bound to the resins are released either by boiling in SDS sample buffer or by elution with Tris-HCl (pH 7.4) containing 0.5% Triton X-100. Binding proteins are then separated by SDS-PAGE and visualised by silver staining or Coomassie Blue staining. Regions of the gel containing beacon binding proteins are excised and the gel slices digested and purified by anion-exchange and reverse phase HPLC prior to amino acid sequencing.

It is necessary to use three different approaches to beacon receptor identification. This will increase our chances of success in the shortest possible time and to cover al1 possibilities that the putative beacon receptor may be intracellular, extracellular or a membrane anchored protein. We anticipate that these studies will take approximately 12 months.

5.                           Human beacon gene studies

These studies will have two approaches.

(i)                                              Sequencing of human beacon gene

In these studies, a sample of human beacon genes collected from obese and lean individuals will be sequenced for beacon gene mutations and polymorphisms. This will operate as a pilot study for eventual identification of sequence variations associated with obesity.

DNA will be extracted from blood samples obtained from appropriately selected donors. Detailed phenotypic will be simultaneously collected. The Beacon gene will be PCR amplified from the extracted genomic DNA using primers identified to reproducibly generate clean DNA bands. The amplified fragments will be checked for contaminating bands, cleaned and sent out for DNA sequencing by the Australian Genome Research Facility by contract.

(ii)                                          Upstream sequencing

In this study, we will attempt to sequence approximately 5 kb upstream of the human beacon gene. This will allow study of the transcriptional control elements that make up the human beacon gene promoter region. Analysis of this region may identify variations that could be associated with the obese phenotype through aberrant beacon gene expression control. Knowledge of these elements may also provide a basis on which to externally control beacon gene expression (described below in part iii). Before these studies begin, a genomic library will be constructed in collaboration with a commercial company. This is anticipated to take approximately two months. The upstream sequencing will then follow.

Method

Standard methods of hybridisation will be employed to identify large insert genomic clones (eg, cosmid, BAC, PAC) from a library containing the Beacon gene. The library will either be generated by ourselves following standard procedures or obtained from commercial sources.

Once identified the Beacon insert will be sub - cloned to a suitable size for direct DNA Sequencing. Approximately 5 kb upstream of the Beacon gene initiation codon will be sequenced to identify the primary components of the promoter. The sequence will be analysed and compared to other mammalian gene promoters for known transcription factor binding sites. Additionally the sequence will be evaluated for whether further DNA sequence determination would be required to fully encompass the extremities of the promoter region. Such regions lying a greater distance from the beacon coding region may include enhancer elements.

(iii)                                      Beacon Promoter Studies

This section will analyse the promoter region discovered above in part(ii). If the promoter region appears to contain defined elements that may be suitable for external modulation (eg control through transcription factor expression), then a decision will be made to continue with the project.

This project would then involve the development of a tissue culture based beacon gene promoter reporter system that could be used for screening of gene expression modulating compounds. Such a system may then be adopted by Merck-Lipha for a large scale compound screening program.

Method

The promoter region will be subcloned into an appropriate vector system that would be capable of controlling expression of an easily detected reporter gene such as luciferase or green fluorescence protein (GFP). The system would be tested in a transient transfection assay for operation using culture human target cells. Should this prove successful, then stably transfected cell lines will be established, characterised and cultivated that would then form the basis of a large-scale screening indicator system.

Standard methods of recombinant DNA cloning will be used in addition to tissue culture, transfection and transformation procedures.